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                          September 13, 2022

       Jeffrey S. Hackman
       President and Chief Executive Officer
       Comera Life Sciences Holdings, Inc.
       12 Gill Street
       Suite 4650
       Woburn, MA 01801

                                                        Re: Comera Life
Sciences Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 6,
2022
                                                            File No. 333-267283

       Dear Mr. Hackman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan Rourke Reed, Esq.